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                                                                    EXHIBIT 99.2
NEWS RELEASE

For further information contact:

Kerry J. Chauvin                                         Joseph "Duke" Gallagher
Chief Executive Officer                                  Chief Financial Officer
(504) 872-2100                                                    (504) 872-2100
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FOR IMMEDIATE RELEASE
WEDNESDAY, JANUARY 28, 1998



                         GULF ISLAND FABRICATION, INC.
                        REPORTS FOURTH QUARTER EARNINGS


     Houma, LA Gulf Island Fabrication, Inc. (NASDAQ: GIFI) today reported pro forma net income of $3.0 million ($.25 diluted EPS) on revenue of $34.8 million for its fourth quarter ended December 31, 1997, compared to pro forma net income of $1.1 million ($.14 diluted EPS) on revenues of $18.6 million for the fourth
quarter ended December 31, 1996.   Pro forma net income for the twelve months
ended December 31, 1997 was $12.2 million ($1.14 diluted EPS) on revenue of $136.4 million, compared to pro forma net income of $4.4 million ($.55 diluted
EPS) on revenues of $79.0 million for the twelve months ended December 31, 1996. Pro forma net income gives effect to federal and state income taxes as if the Company had been a C Corporation for tax purposes during all the periods of 1996 and 1997. Pro forma net income excludes the non-recurring charge of $1.1 million to record the cumulative deferred income tax provision upon the election on April 4, 1997 to convert from S Corporation status to C Corporation status. At December 31, 1997, the Company had a revenue backlog of $86.3 million and a labor backlog of 1.3 million manhours remaining to be worked.

     On October 6, 1997 the Company's Board of Directors authorized a two-for-one stock split effected in the form of a stock dividend to be distributed on October 28, 1997 to shareholders of record on October 21, 1997. All share and per share data for all periods presented have been restated to reflect the stock split.

     Gulf Island Fabrication, Inc., based in Houma, Louisiana, is a leading fabricator of offshore drilling and production platforms and other specialized structures used in the development and production of offshore oil and gas reserves. The Company also offers offshore interconnect pipe hook-up, inshore marine construction, and steel warehousing and sales. With the acquisition of Southport, Inc., effective January 1, 1998, the Company will also be able to provide the fabrication of living quarters for offshore platforms for the oil and gas industry.